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CONFIDENTIAL

March 15, 2006

Mr. John Hartz Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 Washington, D.C. 20549-7010

Re:	Kinetic Concepts, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Form 10-Q for Fiscal Quarters Ended September 30, 2005

File No. 1-09913

Dear Mr. Hartz:

Set forth below are the responses of Kinetic Concepts, Inc. (the “Company”) to the comments raised by the staff of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 9, 2006 (the “Comment Letter”). For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

Prior Comment 2

1.

We note the disclosures you intend to provide related to the settlement with Novamedix. Based on the material impact this settlement had on your operating results for the year ended December 31, 2005, it appears

Mr. John Hartz

Securities and Exchange Commission

March 15, 2006

to us that you should also disclose and discuss the specific facts and circumstances that occurred during FY 2005 that lead to this settlement.

Response

The Company will make the requested disclosure in its annual report on Form 10-K for the year ended December 31, 2005.

Prior Comment 3

2.	We note the disclosures you intend to provide related to the pending litigation with BlueSky, including:
•	the fact that the court issued rulings on Markman hearings on June 28, 2005 and January 26, 2006 and
•	the fact that the court dismissed the breach of contract claim against Medela.

Please revise your proposed disclosures to address the potential impact, if any, that you believe these events may have on the resolution of the pending litigation.

Response

The Company will revise its proposed disclosures as directed in its annual report on Form 10-K for the year ended December 31, 2005.

Please fee free to call me at (650) 470-4590 should you have any further questions regarding this matter.

Sincerely,

/s/ Gregory C. Smith

Gregory C. Smith

cc:	Bret Johnson, SEC

Anne McConnell, SEC

Stephen D. Seidel, Kinetic Concepts, Inc.

Martin J. Landon, Kinetic Concepts, Inc.